Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coterra Energy Inc.

Commission File No.: 1-10447

DEVON ENERGY + COTERRA ENERGY MERGER

Employee FAQs

On February 2, 2026, Devon Energy and Coterra Energy announced plans to merge. We expect to close the transaction in the second quarter of 2026, subject to regulatory approvals and customary closing conditions, including approvals by Devon and Coterra shareholders.

Below are Frequently Asked Questions that may arise in connection with this merger and answers to each question. This document will be updated as additional information becomes available.

Have a question you don’t see below? Send us your question here.

STRATEGY

1. Why are Devon and Coterra merging?

This is a transformative moment for our company. It reflects both the strength of what we’ve built here at Devon and our belief that together we can create something even more powerful, more competitive, and more resilient. This merger is about building a company that is positioned to thrive for decades.

This combination brings together two leading U.S. unconventional operators with similar values and complementary assets. By joining, we will create the premier shale operator. The depth of our combined resource base will strengthen our ability to deliver higher returns, generate durable free cash flow, and invest in our future with confidence across commodity cycles. Simply put, together we will deliver results far beyond what either company could have achieved alone.

2. What will the name of the go-forward company be?

Devon Energy will be the name of the go-forward company.

3. When will the transaction close?

We expect to close the transaction in the second quarter of 2026.

4. Who will be on the executive team?

Upon closing, Clay Gaspar will serve as President and CEO of the combined company. Tom Jorden, Coterra’s Chairman and CEO, will become Non-Executive Chairman of the Board of Directors.

The executive team will include: Shane Young (Finance), Jeff Ritenour (Commercial), Adam Vela (Legal), John Raines (Permian Business Unit), Michael DeShazer (Anadarko, Eagle Ford, Marcellus, Powder River, Williston Business Units), Blake Sirgo (Operations), Trey Lowe (Technology), and Andrea Alexander (Human Resources).

Not reporting directly to Clay, but members of the executive team will also include Tom Hellman and Kevin Smith. Current Devon executive team members, Dennis Cameron and Tana Cashion will depart the company sometime after closing the transaction.

5. Why will our headquarters and executive team be in Houston?

This wasn’t an easy decision, but it was required for the success of the transaction and is the right one for a company of our scale to compete most effectively. In the hyper-competitive market we face today, Houston provides greater access to commercial counterparties, many of our peers, and other industry resources.

We plan to maintain a continued significant presence in Oklahoma City. Devon was founded here and has deep roots here. Devon is deeply connected with this community and will continue to be.

6. The investor materials highlight $1 billion in merger synergies. Is this in addition to Devon’s Edge target of $1 billion by end of 2026?

Yes. Nothing is changing with the expectations of Project Edge. The synergies recognized in this transaction will be in addition.

7. Will a merger integration team be established?

Yes. We will establish an integration team who will work quickly and thoughtfully to identify an integration plan. Both Devon and Coterra are committed to a timely integration of the two companies with open communication for employees.

EMPLOYMENT

8. What can employees expect between announcement and the transaction closing?

Until the transaction is closed, Devon and Coterra must continue to operate as separate, independent companies. At Devon, we will operate business as usual, staying focused on safety and delivery of our 2026 corporate goals.

9. Will there be employee reductions with this merger?

We announced a $1.0 Billion merger synergy target which includes capital optimization, operating margin improvements, and corporate cost reductions.

A portion of the corporate cost reductions will include employee reductions across both companies. The timing and magnitude of those reductions has not been determined. We are committed to the timely and thoughtful integration of the two companies.

If your position is impacted and you meet all necessary requirements outlined in Devon’s Severance Plan, you will be eligible for severance benefits and outplacement assistance.

10. Is this merger considered a Change of Control under Devon’s severance or long-term incentive plan?

No. The terms of the transaction do not trigger the definition of change of control in the Devon plans. However, Devon leadership has elected to provide health and welfare benefits associated with the Change of Control provisions of the Severance Plan. If your job is eliminated as a result of the merger, you and your eligible dependents may continue premium-free health, dental, life and AD&D coverage through your severance period, which is between 4 and 52 weeks based on your service years, age and salary level. After that period, you and/or your eligible dependents will be entitled to continued coverage under the Health and Dental Plan pursuant to the federal law known as “COBRA” for up to 18 months at your own expense.

11. If my position requires relocation, will I be eligible for severance if I cannot move?

Yes, if you are asked to move and unable to do so, and you meet all necessary requirements outlined in Devon’s Severance Plan, you will be eligible for severance benefits and outplacement assistance. All details including relocation packages and severance plans will be available at the appropriate time.

12. I’m a field employee. Will we be combining offices and teams or remain separated?

We will be working in the coming months to finalize the organizational structure which will include our plan for field offices. We will share details as soon as they are available.

BENEFITS

13. Will there be changes to Devon’s benefits plan going forward?

At a high level, the benefits of both companies are comparable. Detailed comparisons will take time, and any potential changes will be based on market-driven, competitive benefits strategies.

14. Are there any plans to do away with the Alternate Work Schedule?

Alternate Work Schedule is part of Devon’s overall flexible workplace practices. While there are currently no plans to change this practice, we will periodically review our practices and communicate any changes as they occur.

COMMUNICATION & CONTACT INFO

15. How soon can Devon employees interact with Coterra employees?

We expect the transaction to close in Q2 2026. Until then, both companies will continue to operate independently. Devon employees should not interact with Coterra employees unless directed by your Vice President to do so.

16. Are there any limitations on written communications regarding the merger?

Yes. The SEC has specific disclosure and filing obligations for certain written communications made in connection with or relating to the proposed merger. Under these rules, qualifying communications must contain a disclosure legend and be filed the same day with the SEC. Please contact Maggie Phipps at Maggie.Phipps@dvn.com to clear written communications about the merger.

17. Where can employees obtain additional information? Who can I contact if I have more questions?

If you have any additional questions, please speak with your leader or HR business partner and feel free to submit additional questions here.

18. What do I say if I’m asked about the transaction?

Consistent with our policy, if you receive any inquiries from the media, please refer them to Michelle Hindmarch at Michelle.Hindmarch@dvn.com. Inquiries from analysts or investors should be referred to Chris Carr at Chris.Carr@dvn.com.

19. What should I say if a vendor contacts me to find out about the impact of the merger on an existing account or to solicit new business based on the news of the merger?

Until close Devon and Coterra will continue to operate as separate companies. There is no change to day-to-day operations, and it is business as usual. If the vendor is interested in more information about the merger, please refer them to https://www.devonenergy.com/.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and Coterra Energy Inc. (“Coterra”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and Coterra (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to stockholders of each of Devon and Coterra when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

PARTICIPANTS IN THE SOLICITATION

Devon, Coterra and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and Coterra’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000095017025022844/dvn-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000110465925037545/tm252204-6_def14a.htm). Information about Coterra’s directors and executive officers is available in Coterra’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 25, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000085847025000075/cog-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000110465925026126/tm2429648-2_def14a.htm). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and Coterra’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or Coterra expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and Coterra’s control. Consequently, actual future results could differ materially and adversely from Devon’s and Coterra’s expectations due to a number of factors, including, but not limited to, those, identified below.

With respect to the Proposed Transaction between Devon and Coterra, these factors could include, but are not limited to: the risk that Devon or Coterra may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the expected dividends and share repurchases, as well as related growth and yield, may not be approved by the board of directors of the combined company or realized on the stated timeline or at all; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, business partners, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices, including from changes in trade relations and policies, such as the imposition of tariffs by the U.S., China or other countries; uncertainties inherent in estimating oil, gas and NGL reserves; the uncertainties, costs and risks involved in Devon’s and Coterra’s operations; natural disasters and epidemics; counterparty credit risks; risks relating to Devon’s and Coterra’s indebtedness; risks related to Devon’s and Coterra’s hedging activities; risks related to Devon’s and Coterra’s environmental, social and governance initiatives; claims, audits and other proceedings impacting the business of Devon or Coterra, including with respect to historic and legacy operations; governmental interventions in energy markets; competition for assets, materials, people and capital, which can be exacerbated by supply chain disruptions, including as a result of tariffs or other changes in trade policy; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to federal lands, environmental matters and water disposal; cybersecurity risks; risks associated with artificial intelligence and other emerging technologies; Devon’s and Coterra’s limited control over third parties who operate some of their respective oil and gas properties and investments; midstream capacity constraints and potential interruptions in production, including from limits to the build out of midstream infrastructure; the extent to which insurance covers any losses Devon or Coterra may experience; risks related to shareholder activism; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and Coterra’s respective businesses.

Additional information concerning other risk factors is also contained in Devon’s and Coterra’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings. Many of these risks, uncertainties and assumptions are beyond Devon’s or Coterra’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or Coterra for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per share of Devon or Coterra, as applicable. Neither Devon nor Coterra gives any assurance (1) that either Devon or Coterra will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, Coterra, the Proposed Transaction, the combined company or other matters and attributable to Devon or Coterra or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and Coterra do not undertake, and expressly disclaim, any duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Clay email to DVN employees

From: Devon Executive Committee inbox

Subject: Exciting Announcement

Good morning,

Earlier today, we announced that Devon has entered into an agreement to merge with Coterra Energy. This is a transformative moment for our company. It reflects both the strength of what we’ve built here at Devon and our belief that together we can create something even more powerful, more competitive, and more resilient. This merger is about building a company that is positioned to thrive for decades.

This combination brings together two leading U.S. unconventional operators with similar values and complementary assets. By joining, we will create the premier shale operator. The depth of our combined resource base will strengthen our ability to deliver higher returns, generate durable free cash flow, and invest in our future with confidence across commodity cycles. Simply put, together we will deliver results far beyond what either company could have achieved alone.

We expect to close the transaction in the second quarter of 2026. Today, the most important thing to focus on is continuing to keep yourself and each other safe. Our commitment to safety will never waiver at Devon.

We are in the early stages of integration planning, and until closing, Devon and Coterra must continue to operate as fully independent companies. Upon closing, our name will remain Devon Energy and I will continue to serve as President and CEO. Tom Jorden, Coterra’s Chairman and CEO, will become Non-Executive Chairman of the Board of Directors. Our headquarters and executive team will be based in Houston, TX, and we will maintain a continued significant presence in Oklahoma City.

While the responsibilities and titles of the go-forward executive team have not been fully finalized, I can share that my direct reports will include: Shane Young (Finance), Jeff Ritenour (Commercial), Adam Vela (Legal), John Raines (Permian Business Unit), Michael DeShazer (Anadarko, Eagle Ford, Marcellus, Powder River, Williston Business Units), Blake Sirgo (Operations), Trey Lowe (Technology), and Andrea Alexander (Human Resources). Not reporting to me, but members of the executive team will also include Tom Hellman and Kevin Smith. Current Devon executive team members, Dennis Cameron and Tana Cashion will depart the company sometime after closing the transaction.

Announcements like this can generate excitement, and they also create uncertainty. We know you have questions, and we want to keep you informed. Please plan to listen to this morning’s analyst call at 7:30 a.m. and join me for an all-employee town hall meeting tomorrow at 8:15 am CST (invitation to follow). In the meantime, please take some time to review the information including initial Employee FAQs on Strata.

Thank you for the dedication you bring to Devon every day. I am incredibly proud of this exceptional team, and I want you to know that today’s announcement is only possible because of you, your capabilities, and the performance you deliver every day. I’m excited about the future we are creating together as we build the premier U.S. shale operator.

Stay safe,

Clay

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and Coterra Energy Inc. (“Coterra”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and Coterra (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to stockholders of each of Devon and Coterra when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

PARTICIPANTS IN THE SOLICITATION

Devon, Coterra and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and Coterra’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000095017025022844/dvn-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000110465925037545/tm252204-6_def14a.htm). Information about Coterra’s directors and executive officers is available in Coterra’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 25, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000085847025000075/cog-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000110465925026126/tm2429648-2_def14a.htm). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and Coterra’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or Coterra expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and Coterra’s control. Consequently, actual future results could differ materially and adversely from Devon’s and Coterra’s expectations due to a number of factors, including, but not limited to, those, identified below.

With respect to the Proposed Transaction between Devon and Coterra, these factors could include, but are not limited to: the risk that Devon or Coterra may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, business partners, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices, including from changes in trade relations and policies, such as the imposition of tariffs by the U.S., China or other countries; uncertainties inherent in estimating oil, gas and NGL reserves; the uncertainties, costs and risks involved in Devon’s and Coterra’s operations; natural disasters and epidemics; counterparty credit risks; risks relating to Devon’s and Coterra’s indebtedness; risks related to Devon’s and Coterra’s hedging activities; risks related to Devon’s and Coterra’s environmental, social and governance initiatives; claims, audits and other proceedings impacting the business of Devon or Coterra, including with respect to historic and legacy operations; governmental interventions in energy markets; competition for assets, materials, people and capital, which can be exacerbated by supply chain disruptions, including as a result of tariffs or other changes in trade policy; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to federal lands, environmental matters and water disposal; cybersecurity risks; risks associated with artificial intelligence and other emerging technologies; Devon’s and Coterra’s limited control over third parties who operate some of their respective oil and gas properties and investments; midstream capacity constraints and potential interruptions in production, including from limits to the build out of midstream infrastructure; the extent to which insurance covers any losses Devon or Coterra may experience; risks related to shareholder activism; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and Coterra’s respective businesses.

Additional information concerning other risk factors is also contained in Devon’s and Coterra’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings. Many of these risks, uncertainties and assumptions are beyond Devon’s or Coterra’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or Coterra for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per share of Devon or Coterra, as applicable. Neither Devon nor Coterra gives any assurance (1) that either Devon or Coterra will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, Coterra, the Proposed Transaction, the combined company or other matters and attributable to Devon or Coterra or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and Coterra do not undertake, and expressly disclaim, any duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Devon Energy Coterra Energy Merger Announcement Social Posts

February 2, 2026

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LinkedIn

Devon Energy
289,068 followers
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Today we announced a definitive agreement to combine with Coterra Energy in a transformative all-stock merger creating one of the world's largest shale producers anchored by world-class acreage in the Delaware Basin, complemented by a balanced and diversified product mix that positions the company to deliver a resilient free cash flow profile through commodity cycles. #DVNCTRA
Learn more here: https://lnkd.in/gUqRHNSh

Important information for investors: A registration statement on Form S-4, which will include a proxy statement/prospectus relating to the proposed transaction, will be filed with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other documents when they become available because they will contain important information. These documents will be available free of charge at the SEC's website at www.sec.gov and on our investor relations website at https://lnkd.in/gj_VZQ6

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote or approval, in any jurisdiction where such offer or solicitation would be unlawful.

TRANSFORMATIVE MERGER
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COTERRA

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Corrected Transcript

02-Feb-2026

Devon Energy Corp. (DVN)

Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call

Total Pages: 17
1-877-FACTSET www.callstreet.com	Copyright © 2001-2026 FactSet CallStreet, LLC

Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

CORPORATE PARTICIPANTS

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Coterra Energy, Inc.

Clay M. Gaspar

President, Chief Executive Officer & Director, Devon Energy Corp.

OTHER PARTICIPANTS

Neil Mehta	Kalei Akamine
Analyst, Goldman Sachs & Co. LLC	Analyst, BofA Securities, Inc.

Neal Dingmann	Lloyd Byrne
Analyst, William Blair & Co. LLC	Analyst, Jefferies LLC

Doug Leggate	John Freeman
Analyst, Wolfe Research LLC	Analyst, Raymond James Financial, Inc.

Nitin Kumar	Paul Y. Cheng
Analyst, Mizuho Securities USA LLC	Analyst, Scotia Capital (USA), Inc.

Arun Jayaram	Kevin MacCurdy
Analyst, JPMorgan Securities LLC	Analyst, PEP Advisory LLC

Scott Hanold	Charles Meade
Analyst, RBC Capital Markets LLC	Analyst, Johnson Rice & Co. LLC

Phillip Jungwirth	Leo Mariani
Analyst, BMO Capital Markets Corp.	Analyst, ROTH Capital Partners LLC

Betty Jiang	Noel Augustus Parks
Analyst, Barclays Capital, Inc.	Analyst, Tuohy Brothers Investment Research, Inc.

2
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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the Devon Energy and Coterra Energy’s Conference Call to discuss their Announced Merger. At this time, all participants are in listen-only-mode and this call is being recorded. Today’s call, it will include forward-looking statements. These statements are subject to risks and uncertainties that could cause actual result to differ materially. For more information, please refer to our press release and SEC filings.

I’d now like to turn the call over to Tom Jorden, Chairman, CEO and President of Coterra Energy. Sir, you may begin.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Coterra Energy, Inc.

Good morning, everyone. Thank you for joining us as we discuss the exciting news of the transformative merger between Devon Energy and Coterra Energy. To begin, I’ll share a few introductory remarks, and then I’ll turn it over to Clay Gaspar, President and CEO of Devon Energy, who will walk us through the presentation that highlights the key attributes of the combined company moving forward.

Now to the transaction. The transformational combination of Devon and Coterra creates a powerful new E&P company, one characterized by asset quality, duration, scale, capital efficiency, operational excellence, and a relentless emphasis on technology and innovation. The merger creates a bigger company, but importantly, it creates a better company. With complementary cultures and a deep mutual respect, our combination brings together some of the best talent in our industry to build a new company, a better company, and one that exceeds the performance of either of us separately, we become a clear leader in the Delaware Basin, giving us unmatched opportunity to capitalize on our core position.

Both organizations are leaders in the application of technology. Together, the teams will drive industry-leading capital efficiency, optimized capital allocation, and enhanced financial performance. Devon plus Coterra is the beginning of a new, differentiated company.

We are excited to begin integrating these two fine organizations, Clay will speak to that in detail. With our combined financial discipline, smart capital allocation, and a relentless focus on value creation and cost reduction, Devon will be a pacesetter in our sector.

We can never know what the future will bring, there will be challenges, both seen and unforeseen. Oil and natural gas markets remain volatile and unpredictable. Commodity and geographic diversity position the company to be flexible and resilient for whatever the future brings. Now, as always, flexibility is the coin to the realm. With this merger, Devon is positioned to be flexible and adaptable, more so than any of our peers. This will distinguish us as we move forward.

I want to finish by acknowledging the amazing contributions from both organizations in getting us to this moment today. We share values of technical rigor, financial discipline, and a commitment to our shareholders to be the best in the business. I am proud to lead the combined board as Chairman; Clay, who will lead the organization as President and CEO, is the right person at the right time.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Throughout this process, Clay and I have built a strong partnership based upon respect, candor and courage. Although we will have vastly different roles, we will partner in our commitment to Devon becoming the premier large-cap energy company.

With that, I will turn it over to Clay.

Clay M. Gaspar

President, Chief Executive Officer & Director, Devon Energy Corp.

Thank you, Tom.

I also want to recognize your dedication, open mindedness and tenacity to get this merger consummated. You’ve been a fierce advocate for your investors and for your people, and I truly respect that. Thank you for that, and I look forward to working together to achieve the amazing potential that this merger serves up.

With that, good morning to everyone and thank you for joining us. I’m incredibly excited about this merger and what it means for our shareholders. The combination of these two outstanding companies creates a clear path to superior value creation that neither company could achieve independently.

Both organizations hold strong asset portfolios anchored by world-class positions in the Delaware Basin. Our teams have been longstanding partners and collaborators, and we share a common values-based culture with operational excellence and disciplined capital allocation. By combining with an at-market, all-stock merger, we’re creating a stronger company with greater operating scale, enhanced financial flexibility and increased capacity to create shareholder value.

I want to recognize that this outcome was made possible by both leadership teams maintaining a singular focus on what is best for our shareholders. I’m profoundly grateful to both Devon and Coterra’s teams who tirelessly worked to make this happen. I also want to thank the employees of both companies for their dedication and hard work that has built the strong foundations that we’re combining today.

Now, let’s turn to the presentation and I’ll focus your attention on slide 2. This merger unites two highly competitive portfolios, creating a must-own, premier shale operator. But this is more than just about size. Devon and Coterra bring together substantial and overlapping positions across the best shale basins, creating a portfolio built for durability and designed to deliver top-tier shareholder returns for decades to come.

At the heart of this combined portfolio is our leading position in the Delaware Basin, which generates more than half of our total production and cash flow, backed by over a decade of top-tier drilling inventory. Beyond the Delaware, our broader high margin Lower 48 portfolio and balanced commodity mix provides resiliency throughout the ups and downs of the commodity cycles.

The scale and operational overlap of our combined platform will unlock substantial value. By implementing best practices, optimizing our cost structure, and leveraging our infrastructure, we will capture significant synergies. Importantly, we also learned – we learned hard artificial lift – we’ve also leaned hard on artificial lift – excuse me, artificial intelligence and advanced analytics to drive operational excellence in every facet of our business. In total, we expect to deliver $1 billion in annual pre-tax synergies by year end 2027.

These synergies on a PV-10 basis represent approximately 20% of the combined market cap and will drive meaningful accretion to both shareholder bases. I will cover this later in more detail, but I want to be clear that we have a track record of delivering on these business optimization opportunities, as well as the people and the processes to do it well.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Another critical benefit of this transaction is the enhanced free cash flow generation from the pro forma company. With this uplift, we plan to accelerate capital returns to shareholders through higher dividends and expect a significant new share repurchase authorization to deliver cash returns consistent with the best-in-class peers. It’s also worth mentioning that we will realize lower future cost of capital through our improved investment-grade balance sheet, and conservative leverage profile. Bottom line, this transformative merger checks all the boxes and positions us to be an industry leader that delivers differentiated value to investors.

Turning to slide 3, let me walk you through what this combined company looks like. And what I want to emphasize is because its critical, scale does matter, but it’s not big for big sake, it’s value-driven scale that fundamentally changes our competitive capabilities and materially elevates shareholder value. The combination creates one of the largest shale producers in the world, with over 1.6 million barrels of oil equivalent per day. And here’s why that matter.

Scale of this magnitude unlocks operational and financial advantages that simply aren’t available to operators of less scale. It gives us the ability to expand margins through operational efficiencies across our overlapping asset base, optimize our marketing arrangements and infrastructure, enhance our supply chain purchasing power, and eliminate corporate redundancies. These are not theoretical benefits. These advantages will generate much more free cash flow from every barrel we produce.

Beyond the advantages of scale, our portfolio delivers both geographic and commodity balance. This enables operational efficiency, allowing us to strategically allocate capital and optimize returns in varying market conditions, driving consistency of results that benefits our shareholders.

Now, let me get into what really anchors this combined company, our leading position in the Delaware Basin. Turning to slide 4, the combination of these two strong positions create a premier Delaware Basin portfolio. As you can see on the map, together, we have an extensive geographic footprint across southeast New Mexico and Texas, with approximately 750,000 net acres of stacked-pay resource concentrated in the economic core of the play.

This vast leasehold position provides us tremendous operational flexibility and immediate opportunities to drive down well cost and to refine capital allocation. The overlap also allows us to better utilize our existing infrastructure, including our water handling system, processing capacity and firm takeaway, which will drive further cost efficiencies.

On a pro forma basis, our production in this world-class basin is substantial, with current volumes exceeding 860,000 barrels a day of oil equivalent, representing more than half of our total production and cash flow generation. This production scale is also complemented by more than a decade of inventory at our current pace of development, providing a strong foundation for sustained long-term value creation.

On slide 5, let’s take a closer look at the unmatched scale and quality we’ve established in the Delaware Basin. We now hold one of the industry’s deepest inventory, with nearly 5,000 gross drilling locations and the highest concentration of sub-$40 breakeven inventory in the sector. As previously mentioned, this positions us with more than 10-year of runway of high-return development opportunities at our current activity pace. This industry leading scale, quality and resource durability in the Delaware Basin creates a massive opportunity for the go-forward company and serves as a cornerstone of this merger’s value creation. With the quality of this resource and technical capabilities of our team, we are positioned to deliver substantial top-tier efficiency for the foreseeable future.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Now let’s turn to slide 6. We have other high quality assets that play a crucial role in our free cash flow generation. This multi-basin portfolio delivers top-tier capital efficiency in each basin, strong free cash flow generation and provides capital efficiency to direct the capital to the highest returned opportunities. Additionally, commodity and geographic diversity associated with this portfolio of assets complements our best-in-class Delaware position, giving us multiple avenues to generate cash flow and deliver strong shareholder returns throughout the cycle.

Of course, each of these assets will need to compete for capital in the pro forma company. We will remain disciplined and focused, always challenging ourselves to maximize shareholder value through operational excellence, as well as an objective view of asset rationalization.

Turning to slide 7. With this advanced platform, it’s important to highlight that both Devon and Coterra have a long track record of operational excellence. This is clearly evidenced on the productivity chart on the left side of the slide. This is not cherry picked data showing just our best wells. This exhibit captures every well for Devon, Coterra as well as our top peers in the industry, sourced from Enverus. The result are combined performance yields impressive standing in this competitive industry, and is more than 20% higher than some of the very best peers in the industry. The consistent outperformance demonstrates both the quality of our resource and the expertise of our teams.

On the capital efficiency front, the chart on the right tells an equally compelling story. Both companies have also consistently delivered top-tier capital efficiency. Both companies are well known for their efficient operations, it’s evident of the result of relentless commitment to the excellence across every aspect of our business.

By bringing together our teams and best practices, we expect to further enhance this performance and cost efficiencies across our combined portfolio. We have the right assets and a proven track record as low cost producers, positioning us to continue to deliver industry-leading results and unlock even greater shareholder value in the years ahead.

Moving to slide 8, let’s focus on synergies, one of the most compelling aspects of this transaction, and a key driver of accretion for both sets of shareholders. We are targeting $1 billion in annual pre-tax synergies by year-end 2027. Importantly, we have identified specific, actionable opportunities with a clear path to capture these benefits, supported by a detailed execution plan. These synergies are anchored in three primary areas, and I’ll walk through specific initiatives in each.

First, capital optimization will deliver $350 million in annual savings. We have identified opportunities to immediately reallocate capital to enhance efficiency and free cash flow. By leveraging our combined economies of scale, we will achieve sustainable improvements in supply chain costs. Additionally, our complementary assets overlap enables the deployment of longer laterals and proven best practices, resulting in another platform tailwind for the company.

Next, we expect operating margins to improve, to generate $350 million in annual savings. By leveraging complementary asset overlap, we will streamline field operations and drive significant cost efficiency gains. Enhanced infrastructure capabilities, particularly in the Delaware Basin, will further expand margins, while integrated technical expertise will optimize production performance across our portfolio.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

We have also identified significant potential from corporate cost reductions, which are expected to generate $300 million in annual savings by aggressively eliminating redundant expenses and consolidating duplicate functions. In addition, our enhanced credit profile provides opportunities to refine – refinance debt at more favorable rates, further strengthening our flexibility and driving greater shareholder value.

The net present value of these synergies represents approximately 20% of our pro forma market cap. This is a substantial value creation, and because of this all-stock transaction, shareholders of both Devon and Coterra will benefit from these cash flow improvements and accelerated returns that they enable.

And lastly, on this slide, let me speak directly to the confidence in our execution. Both Devon and Coterra have established track records of exceeding synergy targets in prior mergers. Devon’s recent business optimization program is further proof, having delivered substantial cost savings and operational improvements ahead of schedule. Upon close of the transaction, we will have a dedicated integration team led by members of senior leadership focused on target work streams with clear accountability and rigorous tracking mechanisms to ensure delivery. This is not aspirational, we have done it before and we are fully prepared to do it again.

Turning to slide 9. Technology and artificial intelligence are foundational to the success of this integration, enabling us to capture synergies and achieve industry-leading operating results. Both Devon and Coterra have been industry leaders, deploying AI across the subsurface modeling, drilling and completions, and production operations. By combining our complementary technological capabilities and expansive data sets, we create an industry-leading technology platform that accelerates AI deployment across our combined portfolio. This enhanced capability will drive meaningful value through optimized wellbore placement, reduced non-productive time, improved artificial lift efficiency and faster, more informed capital allocation decisions.

Turning to slide 10, I want to walk you through the compelling value proposition we’ve created in this transaction and explain why it offers an attractive entry point for investors. Starting on the left, you can see how this merger creates a company with top-tier scale, as evidenced by our substantial cash flow generation. This presents a clear opportunity for investors as we trade at a discounted cash flow multiple relative to our peers. As we integrate and deliver results, we expect the market to recognize the enhanced scale, quality and execution capabilities of the combined company.

The chart on the right reinforces this point, illustrating our pro forma free cash flow yield relative to industry peers, the combined company is positioned to deliver a highly competitive free cash flow yield, which will further improve as synergies are realized. This represents an attractive entry point for investors offering a premium free cash flow yield compared to top-tier peers with similar scale and quality.

Turning to slide 11. This merger significantly strengthens our ability to return cash to shareholders through a disciplined capital allocation framework that it accelerates shareholder returns. This – we enter the combination from a position of financial strength with $4.4 billion in liquidity, 0.9 times net-debt-to-EBITDAX, and an estimated reinvestment rate below 50%. The fortress balance sheet, combined with our enhanced free cash flow generation, provides us financial flexibility to navigate any market environment while maintaining our commitment to shareholders.

We plan to declare a quarterly dividend of $0.315 per share, and target consistent dividend growth throughout the cycle. As our synergies are captured and free cash flow continues to build, we expect a new share repurchase authorization in excess of $5 billion to deliver cash returns to shareholders, consistent with best-in-class peers.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

To wrap up, let’s turn to slide 12, which summarizes our unique investment proposition. As a premier shale operator, the combined company will have the scale, assets, people and capital structure to deliver significant value to shareholders, meaningful synergies drive accretion for both sets of shareholders, and we believe that we are positioned to deliver industry-leading returns and long-term value creation with this combined platform.

Thank you for your interest and support as we embark on this next chapter.

With that, operator, we’ll turn the call open to Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you very much. [Operator Instructions] Our first question comes from Neil Mehta from Goldman Sachs. Your line is open, Neil. Please go ahead.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Hey. Thank you, Clay. Thank you, Tom. Congratulations on the transaction.

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Thank you.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

I guess the first question is just that – yeah, thanks, Clay. First question is just on how you define what is core versus noncore. Appreciate that you said you go through some sort of strategic review and then – and everything has to compete in the portfolio. But, it’s clear that the heart of the company will be will be the Delaware. Where does stuff like the Marcellus but also other assets fit within the portfolio? Any early thoughts outside of outside of the Permian?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Neil, great question. And I know that’s on everyone’s mind. Here’s what I would tell you. I think individually we’ve made decisions about what optimizes the prior companies. I think it’s a whole new set of opportunities as we combine these two great companies. So, absolutely, first things first, we need to get to close, we need to execute on all the things that we’re doing.

But you can bet, first priority for the new combined management team and board is thinking about that capital allocation amongst these assets, and absolutely asset rationalization as we think about what each of these assets mean, not just individually, collectively. We’re a new portfolio, how they complement really bolstered by the synergies that we will see across the company, not just in the overlapping portfolios. And then, of course, certainly thinking about the opportunities beyond that and how do we create additional investor value. So, thank you for the question.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Operator: Our next question comes from Neal Dingmann from William Blair. Your line is open, Neal. Please go ahead.

Neal Dingmann	Q
Analyst, William Blair & Co. LLC

Congratulations, Clay, Tom and team. It looks like quite a deal. Clay, my just very quick question is just on the various operational partnerships that the combined company has – well, will have in the Delaware an Mid-Con. I’m just wondering, will the deal change any of the terms or structures of these deals. And maybe more importantly, would this cause you maybe to having the larger company cause you to potentially buy out the partners or at least swap positions there, so you’re fully – or the pro forma companies fully operate in those areas?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Neal, I think it’s great. Coterra and Devon have worked very closely together collaboratively. And these partners we both know very well. I think we have both really good relationships. I don’t expect any changes in those critical JV partnerships. I think, if anything, we’ll have further opportunities with the scale of the leverage that we have to do further [ph] creative (00:24:20) opportunities, create shareholder value.

Operator: Our next question comes from Doug Leggate from Wolfe Research. Your line is open, Doug. Please go ahead.

Doug Leggate	Q
Analyst, Wolfe Research LLC

Thank you. Thanks, guys, and congrats to you both. I am curious, Clay, if you could share what happens to the legacy Devon optimization plan. Is that included now in the billion-dollar synergies, or will it be reported separately? Any color to separate the two processes would be appreciated. Thanks.

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Thanks for the question, Doug. We are really dedicated to delivering on the business optimization program. And remember, until close, each company really needs to deliver and continue to execute at an exceptionally high level. So I expect in our next quarterly update you’ll see significant progress on that. We feel really, really good about that. We expect to deliver, and we do not waver from that. The synergies that we’re talking about in this presentation are above and beyond the work that Devon’s already been doing, and the great work that Coterra has already been doing. These are truly synergies related to this combination. So, thanks for the clarification question.

Operator: Our next question comes from Nitin Kumar from Mizuho. Your line is open Nitin. Please go ahead.

Nitin Kumar	Q
Analyst, Mizuho Securities USA LLC

Hi. Good morning. First of all, congratulations both, Tom and Clay, great deal. I want to talk a little bit about capital – the philosophy around capital reinvestment. You say that it’s going to be less than 50% in 2027. Coterra had been delivering about 5% or more oil growth, Devon has focused on maintaining oil production. Any change or any early thoughts on how we should think about the combined company? Do you target growth or do you stay capital sort of in the flat mode?

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Thanks. Thanks for the question. These – again, these were optimized decisions on the prior companies. I think when we come together, it’s a whole new opportunity. We’re of a different scale, we have a different beneficial portfolio. And I think the combined leadership team along with the combined board will reset those expectations. I don’t have any additional color on that just yet, but more to come on that. And I think the opportunities are profound. When you think about this – the scale of these individual assets, with the crown jewel asset in Delaware Basin, it gives us a lot of capabilities. So, more to come on that front.

Operator: Our next question comes from Arun Jayaram from JPMorgan. Your line is open, Arun. Please go ahead.

Arun Jayaram	Q
Analyst, JPMorgan Securities LLC

Yeah. Good morning. Good morning, gentlemen. I was wondering if you could go through kind of the go-forward leadership team, and thoughts on the decision for the headquarters to be in Houston. And it does sound like OKC will play a prominent role in the organization going forward. But talk a little bit about those two aspects of the transaction.

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Thanks, Arun. This is something Tom and I spent a lot of time in – on, we both have tremendous teams and really trying to find the right combination was absolutely critical to both of us. That was a starting bid.

Now as we think about how do we leverage the capabilities of the combined entity and make sure that we preserve that amazing upside potential that we have and not lose that was, again, just foundational in our conversations. So, we’ve presented a nice combination that will detail and more clarity.

But we have also – one of the considerations was the headquarters relocation. As you know, Devon has a very proud history in Oklahoma City. We continue to be very supportive of the community, will continue a very significant presence obviously here in Oklahoma City. But the headquarters, meaning that the executive team will relocate to Houston. That was part of the conversation.

And as we think about it, a combined nearly $60 billion enterprise value company with the incredible platform we have today, but much more importantly, the incredible opportunities we’re going to have over the coming decades felt like it was beneficial to be, have that combination headquartered in Houston and really leverage those opportunities as well.

Operator: Our next question comes from Scott M. Hanold from RBC. Your line is open, Scott. Please go ahead.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Scott Hanold	Q
Analyst, RBC Capital Markets LLC

Yeah. Appreciate it. Thanks. Could you give us a little bit of color on your view on shareholder returns, beyond the base dividend? It appears that you all have current pro forma free cash flow yield that’s meaningful – meaningfully above some of your large-cap peers. So, as you think about like things like stock buybacks and other ways of returning, cash to investors, are you going to set percentage targets do you think on free cash flow or cash flow and/or maybe just be opportunistic. So could you give us a little bit of context?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. We are happy to be able to provide an early guide. Remember this is the – at the direction of the new pro forma board. And so our existing boards have given head nods towards what that could look like. But I don’t want to get too specific or ahead of my new pro forma board.

But directionally what we’re talking about is a very substantial base dividend, a nice step-up in that base dividend and then continuing with our philosophy of [ph] hopefully that (00:30:11) continued growth over time.

When we shift over to the share buyback capabilities, think about the combined free cash flow and what that really can mean to that. What we’ve telegraphed today is something north of a $5 billion share buyback program that we expect to be announced. But I can tell you we’ll really be in the driver’s seat when we think about option value on this tremendous free cash flow – sustainable free cash flow generating business.

So, more to come on that. And again, I don’t want to get too far ahead of the pro forma board as we’ll have great opportunities to really maximize significant value for the shareholders.

Operator: Our next question comes from Phillip Jungwirth from BMO. Your line is open, Phillip. Please go ahead.

Phillip Jungwirth	Q
Analyst, BMO Capital Markets Corp.

Thanks. Good morning. And congratulations on the deal. Capital allocation is a large part of the deal synergies. How will you be looking at this between Delaware and non-Delaware assets. And Delaware returned to some of the best in the basin. But you also have core acreage across most of the other plays. So maybe just speak to how you balance returns, inventory, managing the base and other considerations?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. It’s been an interesting conversation, Phillip. Individually the teams have a little bit different methodology on how to optimize that. That’s worked well for both. I think as we combine those minds and really think about how do we run that process for the pro forma company, I think it will be better together.

As we really start thinking about and applying these synergies and thinking about the opportunities that we have in all of these basins and all of that portfolio, I think there will be a reset of expectations. We’ve done some preliminary work, both sides individually on what that capital allocation could look like, but I think it will really be as a pro forma leadership team coming together and doing that work together. That’s when we’ll really be able to add a lot more detail. I think it’ll be a quick process, but we’ll need to get our new board consummated and together – and really signing off that this is the right capital investment approach from a quantity and from an allocation standpoint. So more to come on that.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Operator: Our next question comes from Betty Jiang from Barclays. Your line is open, Betty. Please go ahead.

Betty Jiang	Q
Analyst, Barclays Capital, Inc.

Hi. Good morning Tom, Clay, congratulations on the deal. I want to ask about a bit more details on the synergy side. The billion-dollar number is a lot more than what we had expected. And considering both companies are very strong operator, have very low cost, surprised to see the $350 million in capital optimization. So, just maybe that full billion, can you speak to what part of that synergy is easy to do low-hanging fruit that can be achieved relatively soon, or what could take longer and maybe just unpack that total number for us a bit more. Thanks.

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Thanks for the question, Betty. There’ll definitely be some things. I mentioned this capital allocation that could come pretty quick, on the order of the first six months or so. Some of the work that we’re doing on capital, I think that could come pretty quick as well. We have mostly real time contracts on all of our services. This scale is really enhancing. I think there’ll be other things that come in time, in the 12 months, we’ve articulated what we think is kind of an 18-month focus to really fully achieve this billion dollars, as we’ve done with other projects. I think Tom and I are both dedicated that we want to beat that goal in quantity as well as time.

So, I think we’ll be very focused on this. Obviously, very dedicated to communicating this, the updates on a quarterly basis. What I would caution the investors to think about is don’t dismiss too quick. I can tell you, a year ago, we threw out on the Devon side $1 billion of just free cash flow, sustainable value creation out of thin air. And I can tell you we are exceptionally well on our way to delivering that.

I think a lot of that mindset, around this technical revolution that we’re going through is – will be very applicable. But what I’m most excited about are these two incredibly brilliant teams coming together and really adding to each other’s complement. This is not one team applying their procedures to the other team. It is absolutely a combination of raising the bar collectively together. And so this will be a classic example of the one plus one equals three. And I really think that is – you’ll be very impressed in the coming quarters on how we’re able to deliver that.

Operator: Our next question comes from Kalei Akamine from Bank of America. Your line is open, Kalei. Please go ahead.

Kalei Akamine	Q
Analyst, BofA Securities, Inc.

Good morning, guys. In the Delaware both of you are very good operators. When you look at each of the teams, do you see different learnings that you can apply to other acreage, and if so, can you give us some examples of what those could be?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Kalei, I love it – I love the question. I think there’s so much opportunity. First things first, we need to run our businesses. We need to stay safe. We need to deliver on the existing companies promises. We need to get too close. We need to consummate this deal. Then we need to really lay out what are those opportunities and capital reallocation and asset rationalization and then opportunities. When we think about the platform that we will have truly is differentiated from where we stand today, and there’s so many doors that will open up at that time.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

I don’t want to preempt which direction we’re going to go. Obviously, we need to get together and really be able to talk about that and go deep on those opportunities. But I think the enhanced portfolio, the enhanced capital efficiency, the capabilities will absolutely unlock additional opportunities, and we’ll be able to really be in the driver’s seat to create more value from where we start.

Operator: Our next question comes from Lloyd Byrne from Jefferies. Your line is open, Lloyd. Please go ahead.

Lloyd Byrne	Q
Analyst, Jefferies LLC

Hey. Clay, Tom, I know it’s not easy, but certainly the right thing. Let me circle back on Neil’s question a little bit in different ways. Have you guys decided what – just in your experience, what minimum production levels, basin by basin, in order to optimize productivity is?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. The short answer, Lloyd, is we haven’t. We want to remain flexible. I think, again, individually the companies have optimized their portfolios. I think this really raises the opportunities and really unlocks additional potential. We will be ruthless capital allocators. These individual assets need to compete. But I’m telling you, the game will change as we apply these synergies, apply learnings, apply some of the techniques from both sides. I think this will really re-jockey some of these other opportunities and they can – I want to remain optimistic and opportunistic about what those options are.

So, more to come on that. We look forward to doing that work. And it is absolutely part of the value creating, go-forward story.

Operator: Our next question comes in John C. Freeman from Raymond James. Your line is open, John. Please go ahead.

John Freeman	Q
Analyst, Raymond James Financial, Inc.

Thank you. Good morning. Congratulations. On the last comment you just made, Clay and sort of the re-jockeying of opportunities possibly. It seems like outside of the Delaware Basin which – that one’s obviously obvious. It seems like the Anadarko is the asset that kind of gets most transformed with this merger, just given [ph] you all, two (00:38:34) positions kind of fit like a glove there. And that’s obviously an asset that really hasn’t gotten a lot of capital with either organization. Is that an asset that maybe going forward we could see get a lot more attention following this merger?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. I think Anadarko is having a new day. There’s been a lot of private equity excitement and investment, certainly with the gas bid that’s coming really helps the economics there. I think combining the companies, the positions, there’ll be those operational synergies that happen. Right now we have trucks passing on the road, so to speak. We have infrastructure. We have midstream relationships in common. I think that will really unlock the real potential there.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Too early to say if that – that we’re going to rededicate a significant amount of capital. I don’t want to indicate that. I just think there’s real upside value creation for that asset. Look forward to those teams constructively working together and to build something combined that’s greater than the individuals.

Operator: Our next question comes from Paul Cheng from Scotiabank. Your line is open, Paul. Please go ahead.

Paul Y. Cheng	Q
Analyst, Scotia Capital (USA), Inc.

Thank you. Thank you. Good morning. Clay, in the presentation, in your prepared remark, you were talking about opportunity for longer laterals. If we look at the combination seems like in the Lea County, in the Delaware and also Anadarko Basin where you have the most overlap. Could you quantify what’s the potential of that longer lateral, I mean, are we talking about say 100 well, 200 well, any kind of colors you can put why. And also because those – in Delaware that the Lea County is the biggest overlap. Can you give us some idea that how much is the production from the Lea County and also CapEx that the combined company on a pro forma basis currently have? Thank you.

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Paul, I don’t have the numbers on Lea County specifically, but answering your first question, I’ll go back. We do see some – the synergies that we can extend laterals. The good news is the area, we see it. It’s in some of the best rock in the whole basin. And so specifically in the Delaware, it’s not a huge number, but on the order of the numbers that you threw out. But then certainly thinking about that incredible value.

There’s also – it opens the door for lots of trades. Every time you do a deal like this, it kind of resets the stack. That’s where we’ve created a tremendous amount of mutual value with partners. All of a sudden things change and all of a sudden something that we’ve been trying to get done on one side or the other, that we just haven’t had the right trade bait all of a sudden becomes – we’re refilled again and all of those opportunities reset. So I think that just raises the bar. So certainly some day-one extended lateral opportunities in the best part of the basin, and then compounded by a whole new reset of partner deals that we’ll be able to maximize.

Operator: Our next question comes from Kevin MacCurdy from Pickering Energy Partners. Your line is open, Kevin. Please go ahead.

Kevin MacCurdy	Q
Analyst, PEP Advisory LLC

Hey, Clay, congratulations on the deal. I know you guys worked hard to put this together. With this merger, you become one of the largest gas producers in the Permian. It seems like there will be an opportunity for free cash flow increases given the debottlenecking at the basin and the increased in-basin demand. Any thoughts on how you can approach that opportunity set now as a larger company?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Thanks for the question, Kevin. It unlocks a lot of opportunity. This is a perfect example of what scale does. We’ve both been very leveraging of our midstream partnerships and thinking about how do we maximize that opportunity. Obviously when you bring more to the table, more doors open up.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

So, I don’t want to get too far ahead of myself. But I can just tell you, we’ve got a lot of great ideas on unlocking the gas value. We feel really good about the US demand from LNG, from the digitization of the US. So, we feel good about where that’s going. Our jobs will be just getting our product to the right market. And I think with the great combined team and the real creative juices and the entrepreneurship in that – in those organizations, I think it gives them a whole new sandbox to play in. And more to come on that, but I’m really excited about that area in particular.

Operator: Our next question comes from Charles Meade from Johnson Rice. Your line is open, Charles. Please go ahead.

Charles Meade	Q
Analyst, Johnson Rice & Co. LLC

Yes. Good morning. Good morning, Clay and Tom, and to both of your teams there. Clay, I want to go back to – in your press release, you talked about – I think the wording was accretive on key financial measures. Can you talk about – on free cash flow and NAV. Can you talk about what, I guess, the magnitude of the accretion on free cash flow and what’s baked into that, whether it’s the billion a year in synergies or whether there’s also some CapEx cuts in there. And also perhaps more specifically with respect to NAV, what your long-term [ph] price tax (00:44:03) are for that accretion?

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Look, we evaluate all [indiscernible] (00:44:08) obviously we run an internal sensitivities to that. But specifically on the free cash flow, which we think is just foundational to investors, obviously we’ve – both sides have been individually working on enhancing our sustainable free cash flow. This really [indiscernible] (00:44:24) combination is a very powerful free cash flow machine. Absolutely, it’s foundational that we deliver on these synergies to truly develop – to deliver on the free cash flow accretion to both sides. And I can tell you, we are absolutely set on delivering that and committed to doing that for our shareholders.

And then, as I said in the prepared remarks, we feel very confident in being able to do that. We’ve spent the time individually to really build this up from a fairly detailed level with actionable steps and then leveraging the skill set that we have around building the team around it, holding our teams accountable, tracking, communicating to the shareholders with regular progress. I feel very confident that you’ll be impressed on how we deliver that in the coming quarters.

Operator: Our next question comes from Leo Mariani from ROTH. Your line is open, Leo. Please go ahead.

Leo Mariani	Q
Analyst, ROTH Capital Partners LLC

Yeah. Hi. Had a question for Tom here. Tom, just trying to get a sense of whether or not you guys considered other alternatives for Coterra, basically did you kind of shop the company broadly and look at other potential opportunities for combinations?

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

Thomas E. Jorden	A
Chairman, President & Chief Executive Officer, Coterra Energy, Inc.

Thank you, Leo. As one can imagine, we’ve looked at all kinds of potential futures for Coterra. We’ve always been opportunistic and open minded on looking at many different options. This was the best one by far. This adds tremendous value for both shareholder bases. It creates an absolutely premier company that exposes our owners to full upside. And this was by far the best option that we had considered. And, we feel very confident that we considered the full range of opportunities.

Operator: Our next question comes from Noel Parks from Tuohy Brothers. Your line is open, Noel. Please go ahead.

Noel Augustus Parks	Q
Analyst, Tuohy Brothers Investment Research, Inc.

Hi. Good morning. The main question that I had concerns sort of the combined company’s philosophy on product mix. And I guess I’m thinking in particular about between now having the combination of associated gas from the Delaware, huge Marcellus position, substantial gas also from Oklahoma. I guess basically maybe talk about your philosophy on infrastructure development and ownership going forward, and whether the notion of sort of a more integrated gas midstream, upstream philosophy going forward is – holds any appeal for you.

Clay M. Gaspar	A
President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Thanks for the question. I mean, you certainly hit on an opportunity with a company of this kind of scale, a lot of those doors swing wide open, either in key partnerships related to maximizing the value of our commodity, certainly in natural gas, NGLs and of course, oil. But also, us leaning in that direction.

Again, we need to get the teams together. I don’t want to get too far ahead of the great ideas of our collective management team and certainly our board, but I think those are the kind of opportunities that are way above and beyond the synergy numbers that we put down. So, the billion dollars to me is a base case of tangible value that we will be able to articulate for our shareholders. But an idea like you’re talking about in so many others really will be at our feet as opportunities to create incredible value above and beyond what the day-one combination looks like.

So, thanks for bringing it up and more to come on lots of fronts around additional value-creating opportunities.

Operator: We currently have no further questions. So, I’d like to hand back to Clay for some closing remarks.

Clay M. Gaspar

President, Chief Executive Officer & Director, Devon Energy Corp.

Yeah. Thank you again for everyone. I appreciate everyone’s interest today. If you have any further questions, don’t hesitate to reach out to the Investor Relations team of Devon or of Coterra. So thank you. Have a great day.

Operator: This concludes today’s call. We thank everyone for joining. You may now disconnect your lines.

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Devon Energy Corp. (DVN)	Corrected Transcript
Devon Energy Corp. and Coterra Energy, Inc. Transformative Merger Call	02-Feb-2026

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